Exhibit 99.1

Volvo: Press Release From Volvo's Election Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 23, 2007--In advance of AB Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) Annual General Meeting on April 4, 2007, Volvo's Election Committee has decided to propose that Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Philippe Klein, Louis Schweitzer, Ying Yeh and Finn Johnsson (Chairman) be re-elected as members of the Board of Directors. The Election Committee has also decided to propose that Lars Westerberg be elected a new member.

A majority of the Election Committee supports the proposal and a survey among Volvo's shareholders indicates that owners representing more than 50 percent of the votes in the company support the proposal of the Election Committee.

Lars Westerberg 58, is the President of Autoliv and has previously served as President of Sapa and Esab, among other executive positions. He has a number of Board assignments, notably SSAB and Husqvarna. He will resign as President of Autoliv in April and is being proposed as the Chairman of Autoliv.

Lars Forberg, representing Violet Partners in the Election Committee, abstained from voting in connection with the decision of the Election Committee for the following reasons. In addition to supporting the election of Lars Westerberg, Forberg has proposed candidates that in his view would provide the Volvo Board an additional rejuvenation and complementary skills and experience. At the same time Forberg considers the likelihood of obtaining a majority to support alternative Board candidates at the Volvo Annual General Meeting as low. Accordingly, he abstains from opposing the proposal of the Election Committee.

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CONTACT: Volvo
Curt Kallstromer, +46 8 701 1014
or +46 70 545 1014
Chairman of the Election Committee